Mail Stop 4561

May 1, 2009

Mr. Michael A. Hartley
Chief Financial Officer
222 Raines, Ltd.
3310 West End Avenue, Suite 490
Nashville, TN 37203

> **Re:** **Raines Lenders LP**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Forms 10-Q for the Quarters Ended March 31, June 30 and September 30, 2008**
> **Form 10-K for the Year Ended December 31, 2008**
> **File No. 0-18523**

Dear Mr. Hartley:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kristi Marrone
Staff Accountant